DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

September 29, 2006

Joseph J. Giunta
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071-3144

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 9/29/2006

Re: Farmer Bros. Co.
Incoming letter dated July 27, 2006

Dear Mr. Giunta:

This is in response to your letter dated July 27, 2006 concerning the shareholder proposal submitted to Farmer Bros. by Leonard Rosenthal. We also have received a letter from the proponent dated August 14, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Leonard Rosenthal
106 Walnut Hill Road
Newton, MA 02461

1305158

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
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July 27, 2006

RECEIVED
2006 JUL 31 PM 12:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
Stockholder Proposal of Leonard Rosenthal
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentlemen:

We are counsel to Farmer Bros. Co., a Delaware corporation (the "Company"). The Company has received a stockholder proposal concerning indemnification of directors (the "Proposal") and a supporting statement (the "Supporting Statement") from Leonard Rosenthal (the "Proponent") in connection with the Company's 2006 Annual Meeting of Stockholders (the "2006 Stockholders Meeting"). On behalf of the Company, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") of the Company's intention to exclude the Proposal and Supporting Statement from its proxy statement and form of proxy for the 2006 Stockholders Meeting (collectively, the "2006 Proxy Materials") on the bases set forth below, and we respectfully request that the Staff of the Division of Corporate Finance (the "Staff") concur in our view that the Proposal and Supporting Statement are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. As required by Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal and Supporting Statement from the 2006 Proxy Materials. The Company intends to begin distribution of its definitive 2006 Proxy Materials on or about October 20, 2006, and therefore this letter is being submitted more than eighty (80) days prior to the date the Company will file its definitive Proxy Materials with the Commission.

The Proposal relates to precluding indemnification in connection with certain actions of the Company's directors and would have the stockholders make a determination that none of the Company current directors (the "Directors") have satisfied the legal standard that would entitle them to indemnification before any action challenging their conduct has been asserted or any indemnification claim has been made.

We believe that the Proposal and Supporting Statement may properly be excluded from the Company's 2006 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6), because the Proposal, if implemented, is not a proper subject for stockholder action under Delaware law, would cause the Company to not comply with the legally authorized process of permissive indemnification and would otherwise contravene Delaware General Corporate Law ("DGCL") Section 145, and, therefore, cannot be implemented by the Company.

2. Rule 14a-8(i)(1), because the Proposal conflicts with the Company's Certificate of Incorporation (the "Certificate of Incorporation") and is, therefore, not a proper subject for action by the stockholders.

3. Rule 14a-8(i)(6), because the Proposal would cause the company to breach contractual obligations to its directors.

4. Rule 14a-8(i)(3), because the Proposal and Supporting Statement contain false and misleading statements in violation of Rule 14a-9.

I. THE PROPOSAL – INTRODUCTION; SUMMARY OF ARGUMENT

A copy of the Proposal and Supporting Statement is attached hereto as Exhibit 1. Attached hereto as Exhibits 2, 3, 4 and 5, respectively, are DGCL

Section 145, the Company's Certificate of Incorporation (the "Certificate of Incorporation"), Article VIII of the Company's Bylaws ("Bylaws"), and the form of Indemnification Agreement entered into by the directors (the "Indemnification Agreement").

The Proposal purports to make a determination that the Directors are not entitled to indemnification for expenses and other amounts incurred in connection with any "threatened, pending or completed action or proceeding of the Securities and Exchange Commission ("SEC") . . . concerning the failure of [the Company] to register and otherwise comply with the Investment Company Act of 1940 ("ICA")", because the Directors "have NOT met the applicable standard of conduct for indemnification established in DGCL 145(a) . . . ."

Although the Proposal seeks to prohibit indemnification in connection with any threatened, pending or completed action, suit or proceeding of the SEC (collectively, "Actions"), there is currently no pending or completed Action and, to the best of the Company's knowledge, no such Action is threatened, against the Directors related to the ICA.

The Proposal is an attempt to short-circuit the legally mandated indemnification process with respect to any Action related to the ICA and adjudge the directors guilty of breach of duty before any accusations have been made, any legal actions brought or threatened, or any request for indemnification having been made by any Director. As such, the Proposal contravenes DGCL Section 145, the Certificate of Incorporation, the Bylaws and the Indemnification Agreement, and, if implemented, would cause the Company to breach its contractual indemnification duties to the Directors. Attached as Exhibit 6 is our legal opinion (the "Opinion") which concludes that the Proposal, if implemented, would contravene DGCL Section 145.

Finally, the Proposal contains an unsupported assertion of fact and the Supporting Statement misstates applicable law and would mislead stockholders concerning the effect of the Proposal.

II. THE PROPOSAL CONTRAVENES THE DELAWARE INDEMNIFICATION STATUTE, CONFLICTS WITH THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND, IF IMPLEMENTED, AND WOULD CAUSE A BREACH OF CONTRACT

(1) The Delaware Indemnification Statute.

DGCL Section 145 provides rules for determining whether indemnification of directors, officers and other agents is proper under Delaware law. This statute provides mandatory indemnification of a director if the director has been successful on the merits in defending an Action (subsection (c)) and provides for permissive indemnification (subsection (d)) in other cases upon a determination "in the specific case" that indemnification is proper in the circumstances because the director has met the applicable standard of conduct set forth in DGCL Sections 145(a) and (b). Any claim brought by the SEC against the Directors related to the ICA (e.g., a third-party claim) would be covered by DGCL Section 145(a) which provides that a corporation shall have the power to indemnify a director "if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." The foregoing is referred to as the "Legal Standard." A corporation may determine whether a director has satisfied the Legal Standard by any of four alternative means: (1) by a majority of non-party directors even if less than a quorum, (2) by a committee of such non-party directors, (3) by a written opinion from independent legal counsel, or (4) by approval of the stockholders (DGCL Section 145(d)(1)-(4)).

According to the Supporting Statement, "[T]he proposed resolution provides an opportunity to exercise our stockholders' [sic] right to determine whether the conduct of the Company's current directors met the standards required for a Delaware corporation to authorize what is called 'permissive' indemnification pursuant to DGCL 145(d)." This statement is erroneous on its face as the Proposal, which purports to act as a right of stockholders to determine whether the conduct of the Directors satisfies the Legal Standard for authorizing permissive indemnification pursuant to DGCL Section 145(d)(4), is only one of the four alternative means of determining whether the Directors have satisfied the Legal Standard for authorizing permissive indemnification. The Proposal seeks to deny the Directors the ability to determine which of the four permissible methods for determining whether an indemnification claim is proper as provided by the statute, and is, therefore, as confirmed in the Opinion, not a proper subject for action of the stockholders.

In addition, DGCL Section 145(d) states that indemnification must be authorized or not "in the specific case upon a determination that indemnification of the . . . director . . . is proper in the circumstances because the person has met the applicable standard of conduct . . . ." DGCL Section 145(d) is clearly intended to deal with the propriety of indemnification by determining whether the director has met the Legal Standard only after there is a specific action resulting in a claim for indemnification, and as stated in the Opinion, it is our view that under DGCL Section 145(d), indemnification can be neither granted nor denied in advance of the disposition of an Action and an actual claim for indemnification related to such Action. Since there is no specific Action resulting in a claim for indemnification, and in fact there is not even a pending or threatened Action against a Director that could give rise to a claim for indemnification related to the ICA and no claim for indemnification has been made, in our opinion the Proposal, which purports to be brought under DGCL Section 145(d), cannot be brought under that statute and for this reason contravenes Delaware law. Moreover, should such a claim be presented in the future, the failure to obtain a stockholder vote authorizing indemnification at this time would not preclude the other means specified by statute and (not referred to in the Supporting Statement) in which satisfaction of the Legal Standard for permissive indemnification can be determined, such as a written legal opinion, approval by a majority or committee of non-party directors even if less than a quorum, or a committee thereof, or even approval at a later date by disinterested stockholders. No facts presently exist, since no claim has yet been asserted, on which to base any determination of the satisfaction of the Legal Standard and appropriateness of indemnification under DGCL Section 145(d).

As such, the Proposal (i) is not a proper subject for the stockholders under Delaware law (Rule 14a-8(i)(1)), because, as confirmed in the Opinion, it seeks to deny the Directors the right to determine which of the four permissible methods for determining whether an indemnification claim is proper, (ii) contravenes DGCL Section 145, as confirmed in the Opinion (Rule 14a-8(i)(2)), and, therefore, (iii) cannot be implemented by the Company (Rule 14a-8(i)(6)). For these reasons, the Proposal may be excluded under Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

In *Farmer Bros. Co.* (November 28, 2003), the Staff addressed a similar proposal by a stockholder of the Company prior to the Company's reincorporation from California to Delaware. The proposal in *Farmer Bros. Co.* also sought to deny indemnification to directors involving issues related to the ICA. In *Farmer Bros. Co.* the Company argued, and the Staff concurred that the proposal was not a proper subject for stockholder action under California law because it sought to deny directors the ability to determine the propriety of a claim for indemnification provided under California law. The Delaware indemnification statute, DGCL Section 145, is substantially similar to the California statute in question in *Farmer Bros. Co.* In *Travelers Group*, January 29, 1998, the Staff agreed that a proposal which would prohibit indemnification for defense costs despite a successful defense on the merits and alter the procedures for authorizing indemnification of corporate agents violated the Delaware indemnification statute and could be excluded under what is now Rule 14a-8(i)(2). Similarly, in *Western Union*, July 22, 1987, the Staff concurred that Western Union could exclude a proposal to limit indemnification in a manner contrary to the Delaware statute under what are now Rules 14a-8(i)(2) and 14a-8(i)(6).

(2) Conflict with Certificate of Incorporation.

Article Seventh of the Certificate of Incorporation states in pertinent part: "The Corporation shall indemnify its directors and officers to the fullest extent . . . permitted by law, as now or hereafter in effect . . . . The rights to indemnification . . . shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise . . . . Any repeal or modification of this Article SEVENTH shall not adversely affect any rights to indemnification . . . with respect to any acts or omissions occurring prior to such repeal or modification." Thus, the Certificate of Incorporation makes mandatory the indemnification permitted by DGCL Sections 145(a) and (b).

The Proposal is in conflict with the Certificate of Incorporation because it purports to revoke the Company's authority to indemnify directors for Actions related to the ICA. The Proposal, therefore, may be excluded under Rule 14a-8(i)(1) because it does not present a proper subject for action by the Company's stockholders. See *Purepac Laboratories Corporation*, April 11, 1974, where the Staff concurred that Purepac could exclude under what is now Rule 14a-8(i)(1) a proposed bylaw amendment that was in conflict with the certificate of incorporation on the ground that it did not present a proper subject for action by such company's stockholders.

(3) Breach of Contract.

In addition to the indemnification rights provided by the Certificate of Incorporation, Article VIII of the Bylaws confers indemnification rights on the directors. Section 8.1 of the Bylaws requires the Company to indemnify Directors for third party claims such as an Action related to the ICA if, consistent with DGCL

Section 145(a), they satisfied the Legal Standard. Section 8.3 follows Section 145(d) and provides for the four alternative means referenced in DGCL Section 145(d), as described in Section II (1), above, for determining whether the Directors have satisfied the Legal Standard. Section 8.4 of the Bylaws defines in more detail the standard of conduct for indemnification. Section 8.7 of the Bylaws makes clear that it is the policy of the Corporation that indemnification shall be made to the fullest extent permitted by law.

Each of the Directors has previously entered into an Indemnification Agreement. Section 3 of the Indemnification Agreement affirms the right of the directors to indemnification from third party claims if they have satisfied the Legal Standard. Section 12 of the Indemnification Agreement makes clear that the Directors may elect to determine whether a Director is entitled to indemnification by either a majority vote of the "Disinterested Directors" or an opinion of "Independent Counsel." Section 13(a) of the Indemnification Agreement states that the persons making a determination as to whether indemnification is proper shall "presume that Indemnitee is entitled to indemnification . . . and the Company shall have the burden of proof to overcome that presumption . . . ."

The Directors have relied on the indemnification provisions in the Certificate of Incorporation, the Bylaws and the Indemnification Agreement, and such provisions create contractual rights in favor of the Directors. See FOLK ON THE DELAWARE GENERAL CORPORATION LAW, Sections 242.2 (doctrine that charter is a contract is long established in Delaware) and 109.7 (By-laws generally have the force of a contract between the corporation and the directors) The Proposal seeks to (i) nullify those contractual rights by removing from the Directors, or independent counsel, the ability to determine whether the Directors have satisfied the Legal Standard, and (ii) nullify the requirement that the Company bear the burden of proving that one or more of the statutory grounds for denying indemnification exists. Giving effect to the Proposal would cause the Company to breach its existing contractual obligations with the Directors as provided in the Certificate of Incorporation, Bylaws and the Indemnification Agreement. For this reason, the Proposal may be excluded by the Company under Rules 14(a)-8(i)(2) and 14(a)-8(i)(6). See *Western Union*, July 22, 1987, in which the Staff permitted exclusion under what are now Rules 14a-8(i)(2) and 14a-8(i)(6) of a proposal which both violated the Delaware indemnification statute and would have caused a breach of a contract to indemnify.

In Staff Legal Bulletin No. 14, dated July 13, 2001, at Question E.5, the Staff states that, with respect to Rules 14a-8(i)(2) and 14a-8(i)(6), "[I]f implementing the proposal would require the company to breach existing contractual obligations, we may permit the stockholder to revise the proposal so that it applies only to the company's future contractual obligations." However, the contractual rights in question derive from the Certificate of Incorporation, the Bylaws and Indemnification Agreement which will not expire. Accordingly, the Proposal cannot be revised to cure this problem and is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

III. THE PROPOSAL AND SUPPORTING STATEMENT ARE FALSE AND MISLEADING

The Proposal contains an unsupported assertion of fact:

> "[T]he Company's current directors have NOT met the applicable standard of conduct for indemnification established in DGCL 145(a)... ."

The Proposal did not provide any factual support for this statement, other than the sweeping statement that the Company has deliberately rejected actions to comply with the ICA since August 2002. See Staff Legal Bulletin No. 14 July 13, 2001, Paragraph G, Substantive Issues 4: "In drafting a proposal and supporting statement, stockholders should avoid making unsupported assertions of fact." This unsupported statement is misleading and violates Rule 14a-9. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly . . . makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proponent provides no facts to support the above statement and it should be excluded under Rule 14a-8(i)(3) as misleading in violation of Rule 14a-9.

The misstatements in the Supporting Statement include:

(1) "This Proposed resolution provides an opportunity to exercise our stockholder's right to determine whether the conduct of the Company's current directors met the standards required for a Delaware corporation to authorize what is called 'permissive' indemnification pursuant to DGCL 145(d)." The stockholders have no right to determine if the Directors have satisfied the Standard of Conduct. Only if a matter of permissive indemnification is submitted to them for approval under DGCL Section 145(d)(4) do they have the right to vote. The statement ignores the fact that indemnification can also be authorized under DGCL Section 145(d) by vote of non-party directors even if less than a quorum or by the written opinion of independent legal counsel.

(2) "Our vote will not interfere with the legitimate indemnification rights of a director who succeeds in any defense or obtains a court order . . . ." This statement is also misleading because it omits to state that it is also legitimate for a director to be entitled to indemnification if satisfaction of the Standard of Conduct is determined by non-party directors or by an opinion of independent legal counsel.

All of these misstatements result from Proponent's failure to comprehend the fact that the Proposal cannot change the rules governing indemnification as provided by DGCL Section 145, the Certificate of Incorporation, the Bylaws and the Indemnification Agreement, and therefore the Proposal cannot achieve its intended result. Accordingly, the Proponent's statements concerning the effect of the Proposal are false and misleading.

Please take note that the Proponent is a college professor and author with ample resources and ability to have researched applicable law and drafted a proper proposal. Although the Company does not believe this Proposal can be salvaged by revisions, the Company submits that affording this Proponent any further opportunity to make a proper proposal would be inappropriate and deleterious to the efficient operation of the stockholder proposal process. See *Pacific Enterprises*, March 9, 1990. The request for a no-action letter in Pacific Enterprises contains citations to a number of other no-action letters on this point.

Would you kindly advise us by fax at (213) 687-5600 of your response.

Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

JJG:C

EXHIBIT 1

Leonard Rosenthal

106 Walnut Hill Rd.

Newton, MA 02461

June 26, 2006

By telecopier and overnight delivery

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Attention: Corporate Secretary

Dear Sir or Madam:

I have beneficially owned shares of Farmer Bros. Co. ("Company") having a market value of more than $2,000 continuously for more than a year, and intend to continue ownership of such shares through the date of the next annual meeting of stockholders. I am submitting the accompanying proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. I intend to present the proposal at the meeting, personally or through a qualified representative.

I am the beneficial owner of shares in street name. A statement from the record holder of street name shares will be furnished to you upon your request. Please let me know, at the mailing address shown on this letterhead, if you have any questions or require any additional information.

Very truly yours,

Leonard Rosenthal

Leonard Rosenthal

PROPOSAL: INDEMNIFICATION OF DIRECTORS

RESOLVED, that in relation to any threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ("SEC"), whether civil, criminal, administrative or investigative, concerning the failure of Farmer Bros. Co. (the "Company") to register and otherwise comply with the Investment Company Act of 1940 ("ICA"), and based on the Company's public record of deliberately rejecting actions to comply with the ICA since August 2002, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the Company's current directors have NOT met the applicable standard of conduct for indemnification established in DGCL 145(a), requiring that a director must have acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

SUPPORTING STATEMENT

This proposed resolution provides an opportunity to exercise our stockholder's right to determine whether the conduct of the Company's current directors met the standards required for a Delaware corporation to authorize what is called "permissive" indemnification pursuant to DGCL 145(d). Voting for this proposal would tell the Company we consider it unacceptable to use corporate funds – the property of stockholders – to indemnify directors specifically in relation to SEC enforcement of ICA compliance.

(Our vote will not interfere with the legitimate indemnification rights of a director who succeeds in any defense or obtains a court order, and will have no bearing at all on a director's indemnification for anything other than the specified SEC enforcement of ICA compliance.)

It should be noted that the Company's management could decide to ignore our determination of director conduct if they rely upon provisions of a new "Indemnification Agreement" the directors approved for themselves, disclosed by the Company in a May 22, 2006 SEC filing. In that event, it is my understanding that a court or the SEC may have to decide whether various provisions of the new "Agreement" are allowed by the DGCL, ICA, and other laws.

My opinion, based on publicly available Company reports and SEC records, is that the directors have knowingly failed to cause the Company to comply with the ICA, and that they knew this action would deprive shareholders of the benefits of ICA registration - regulatory oversight, tax advantages, and separation of the investment funds from the operating business.

Among the facts I considered were the directors' adoption of a "poison pill" and other management entrenchment measures that the ICA does not allow, and the explicit acknowledgement by the Company's own lawyer in an August 26, 2002 letter that it would violate laws for an ICA-registered company to engage in the transactions that eventually transferred a 19% voting block of Company stock to an affiliated ESOP.

I urge all of the Company's shareholders, and those acting as their fiduciaries, to consider the available evidence and vote for this resolution.

EXHIBIT 2

§ 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (8 Del. C. 1953, § 145; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 6; 57 Del. Laws, c. 421, § 2; 59 Del. Laws, c. 437, § 7; 63 Del. Laws, c. 25, § 1; 64 Del. Laws, c. 112, § 7; 65 Del. Laws, c. 289, §§ 3-6; 67 Del. Laws, c. 376, § 3; 69 Del. Laws, c. 261, §§ 1, 2; 70 Del. Laws, c. 186, § 1; 71 Del. Laws, c. 120, §§ 3-11.)

EXHIBIT 3

<DOCUMENT>
<TYPE>EX-99
<SEQUENCE>7
<FILENAME>certincdela.txt
<DESCRIPTION>DELAWARE CERTIFICATE OF INCORPORATION
<TEXT>

CERTIFICATE OF INCORPORATION OF FARMER BROS. CO.

First : The name of the Corporation is Farmer Bros. Co. (the "Corporation").

Second : The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

Third : The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "GCL").

Fourth : (a) Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 25,500,000 shares of capital stock, consisting of (i) 25,000,000 shares of common stock, par value $1.00 (the "Common Stock"), and (ii) 500,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock").

(b) No Cumulative Voting. The holders of shares of Common Stock shall not have cumulative voting rights.

(c) No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

(d) Preferred Stock. The Board of Directors is hereby expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

(e) Power to Sell and Purchase Shares. Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.

Fifth : The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The Board of Directors shall consist of not less than five or more than seven members, the exact number of which shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the active Board of Directors.

(c) The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes shall be made by the decision of the affirmative vote of a majority of the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 2004 annual meeting; the term of the initial Class II directors shall terminate on the date of the 2005 annual meeting; and the term of the initial Class III directors shall terminate on the date of the 2006 annual meeting. At each succeeding annual meeting of stockholders beginning in 2005, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

(d) A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(e) Subject to the terms of any one or more classes or series of Preferred Stock, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Corporation may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the Corporation's then outstanding capital stock entitled to vote generally in the election of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article FIFTH unless expressly provided by such terms.

(f) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

Sixth : No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. If the GCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the GCL, as so amended. Any repeal or modification of this Article SIXTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Seventh : The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article SEVENTH shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article SEVENTH to directors and officers of the Corporation.

The rights to indemnification and to the advance of expenses conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Any repeal or modification of this Article SEVENTH shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

Eighth : Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation, and the ability of the stockholders to consent in writing to the taking of any action is hereby specifically denied.

Ninth : Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

Tenth : Unless otherwise required by law, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman of the Board of Directors, if there be one, (ii) the President or (iii) the Board of Directors. The ability of the stockholders to call a Special Meeting of Stockholders is hereby specifically denied.

Eleventh : In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Corporation's By-Laws. The affirmative vote of at least a majority of the entire Board of Directors shall be required to adopt, amend, alter or repeal the Corporation's By-Laws. The Corporation's By-Laws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors.

Twelfth : The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation, the Corporation's By-Laws or the GCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors shall be required to amend, alter, change or repeal, or to adopt any provision as part of this Certificate of Incorporation inconsistent with the purpose and intent of Articles FIFTH, EIGHTH, TENTH and ELEVENTH of this Certificate of Incorporation or this Article TWELFTH.

Thirteenth : The name and mailing address of the Sole Incorporator is as follows:

Name:

Mary E. Keogh
Address:
P.O. Box 636, Wilmington, DE 19899

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 17th day of February, 2004.

/s/ Mary E. Keogh
Name: Mary E. Keogh
Title: Sole Incorporator

</TEXT>
</DOCUMENT>

EXHIBIT 4

<DOCUMENT>
<TYPE>EX-99
<SEQUENCE>8
<FILENAME>delbylawsrev3a.txt
<DESCRIPTION>DELAWARE BY-LAWS
<TEXT>

BY-LAWS
OF
FARMER BROS. CO.

a Delaware Corporation
Adopted as of: February 17, 2004
Amended as of: March 4, 2004

TABLE OF CONTENTS

6.2 Waivers of Notice. Whenever any notice is required by applicable law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these By-Laws.

ARTICLE VII

GENERAL PROVISIONS

7.1 Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware (the "DGCL") and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 8 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

7.2 Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

7.3 Fiscal Year. The fiscal year of the Corporation shall end on June 30 of each year unless changed by resolution of the Board of Directors.

7.4 Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

INDEMNIFICATION

8.1 Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation. Subject to Section 8.3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

8.2 Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 8.3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.1 or Section 8.2 of this Article VIII, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

8.4 Good Faith Defined. For purposes of any determination under Section 8.3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 8.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 8.1 or Section 8.2 of this Article VIII, as the case may be.

8.5 Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 8.3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 8.1 or Section 8.2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.1 or Section 8.2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 8.3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 8.5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

8.6 Expenses Payable in Advance. Expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

8.7 Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 8.1 and Section 8.2

of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 8.1 or Section 8.2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

8.8 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII.

8.9 Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term "another enterprise" as used in this Article VIII shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

8.10 Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 8.5 of this Article VIII), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

8.12 Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

ARTICLE IX

AMENDMENTS

9.1 Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of the stockholders or Board of Directors, as the case may be. All such amendments must be approved by either the holders of at least a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

9.2 Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

Adopted as of: February 17, 2004

FIRST AMENDMENT TO THE BY-LAWS OF
FARMER BROS. CO.

This First Amendment to the By-Laws, dated March 4, 2004 (the "By-Laws") of Farmer Bros. Co., a Delaware corporation (the "Corporation"), amends the By-Laws adopted as of February 17, 2004, as follows:

Article V, Section 5.1 of the By-Laws of the Corporation is hereby amended to read in its entirety as follows:

"5.1 Form of Certificate. Shares of the Corporation's stock may be certificated or uncertificated, as provided under Delaware law, provided that every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation (i) by the Chairman of the Board of Directors, or the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation."

Article V, Section 5.4 of the By-Laws of the Corporation is amended to delete the phrase "person named in the certificate" from the second sentence and insert the phrase 'record holder of such stock" in place thereof.

</TEXT>
</DOCUMENT>

EXHIBIT 5

EX-10.01 2 a06-12371_1ex10d01.htm EX-10

Exhibit 10.01

[FORM OF]
INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (this "Agreement") is made and entered into as of , by and between Farmer Bros. Co., a Delaware corporation (the "Company"), and ("Indemnitee").

RECITALS

WHEREAS, highly competent persons have become more reluctant to serve publicly-held corporations as directors, officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the corporation;

WHEREAS, the Board of Directors of the Company (the "Board") has determined that, in order to attract and retain qualified individuals, the Company will attempt to maintain on an ongoing basis, at its sole expense, liability insurance to protect persons serving the Company and its subsidiaries from certain liabilities. Although the furnishing of such insurance has been a customary and widespread practice among United States-based corporations and other business enterprises, the Company believes that, given current market conditions and trends, such insurance may be available to it in the future only at higher premiums and with more exclusions. At the same time, directors, officers and other persons in service to corporations or business enterprises are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the Company or business enterprise itself. The Certificate of Incorporation (the "Charter") and the Bylaws of the Company require indemnification of the officers and directors of the Company. Indemnitee may also be entitled to indemnification pursuant to applicable provisions of the Delaware General Corporation Law (the "DGCL"). The Charter, the Bylaws and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and members of the board of directors, officers and other persons with respect to indemnification;

WHEREAS, the uncertainties relating to such insurance and to indemnification have increased the difficulty of attracting and retaining such persons;

WHEREAS, the Board has determined that the increased difficulty in attracting and retaining such persons is detrimental to the best interests of the Company's stockholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS, this Agreement is a supplement to and in furtherance of the Charter, the Bylaws of the Company and any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefor, nor diminish or abrogate any rights of Indemnitee thereunder; and

WHEREAS, Indemnitee does not regard the protection available under the Company's Charter, Bylaws and insurance as adequate in the present circumstances, and may not be willing to serve as an officer or director without adequate protection, and the Company desires Indemnitee to serve in such capacity. Indemnitee is willing to serve, continue to serve and to take on additional service for or on behalf of the Company on the condition that he or she be so indemnified;

NOW, THEREFORE, in consideration of the premises and the covenants contained herein and Indemnitee's agreement to serve as a director or officer after the date hereof, the Company and Indemnitee do hereby covenant and agree as follows:

1. Definitions. As used in this Agreement:

(a) References to "agent" shall mean any person who is or was a director, officer, or employee of the Company or a Subsidiary of the Company or other person authorized by the Company to act for the Company, to include such person serving in such capacity as a director, officer, employee, fiduciary or other official of another corporation, partnership, limited liability company, joint venture, trust or other enterprise at the request of, for the convenience of, or to represent the interests of the Company or a Subsidiary of the Company.

(b) The terms "Beneficial Owner" and "Beneficial Ownership" shall have the meanings set forth in Rule 13d-3 promulgated under the Exchange Act as in effect on the date hereof.

(c) A "Change in Control" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing fifteen percent (15%) or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors, unless (1) the change in the relative Beneficial Ownership of the Company's securities by any Person results solely from a reduction in the aggregate number of outstanding shares of securities entitled to vote generally in the election of directors, or (2) such acquisition was approved in advance by the Continuing Directors and such acquisition would not constitute a Change in Control under part (iii) of this definition;

(ii) Change in Board of Directors. Individuals who, as of the date hereof, constitute the Board, and any new director whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two thirds of the directors then still in office who were directors on the date hereof or whose election for nomination for election was previously so approved (collectively, the "Continuing Directors"), cease for any reason to constitute at least a majority of the members of the Board;

(iii) Corporate Transactions. The effective date of a reorganization, merger or consolidation of the Company (a "Business Combination"), in each case, unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the Beneficial Owners of securities entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 51% of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more Subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the securities entitled to vote generally in the election of directors; (2) no Person (excluding any corporation resulting from such Business Combination) is the Beneficial Owner, directly or indirectly, of 15% or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of such corporation except to the extent that such ownership existed prior to the Business Combination; and (3) at least a majority of the Board of Directors of the corporation resulting from such Business Combination were Continuing Directors at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination;

(iv) Liquidation. The approval by the stockholders of the Company of a complete liquidation of the Company or an agreement or series of agreements for the sale or disposition by the Company of all or substantially all of the Company's assets (or, if such approval is not required, the decision by the Board to proceed with such a liquidation, sale, or disposition in one transaction or a series of related transactions); or

(v) Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement.

(d) "Corporate Status" describes the status of a person who is or was a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of the Company or of any other Enterprise which such person is or was serving at the request of the Company.

(e) "Delaware Court" shall mean the Court of Chancery of the State of Delaware.

(f) "Disinterested Director" shall mean a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(g) "Enterprise" shall mean the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which Indemnitee is or was serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent.

(h) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(i) "Expenses" shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, attorneys' fees and costs, retainers, court costs, transcript costs, fees and disbursements of experts, witness fees, fees and disbursements of private investigators and professional advisors, travel expenses, duplicating costs, printing and binding costs, telephone and fax transmission charges, postage, delivery service fees, secretarial services, reasonable compensation for time spent by Indemnitee for which he is not otherwise compensated for by the Company or any third party, and all other disbursements or expenses in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding or enforcing a right to indemnification under this Agreement. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(j) "Independent Counsel" shall mean a law firm or a member of a law firm that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements); or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(k) References to "fines" shall include any excise tax assessed on Indemnitee with respect to any employee benefit plan; references to "serving at the request of the Company" shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

(l) The term "Person" shall have the meaning as set forth in Sections 13(d) and 14(d) of the Exchange Act as in effect on the date hereof; provided, however, that "Person" shall exclude: (i) the Company; (ii) any Subsidiary of the Company; (iii) any employee benefit plan of the Company including, without limitation, the Company's Employee Stock Ownership Plan, or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (iv) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company; and (v) Roy F. Farmer, deceased, his widow Emily Farmer and their descendants (collectively, "Farmer Family Members"), the estates of Farmer Family Members and the personal representatives thereof, and trusts, partnerships and other entities created by or for the benefit of Farmer Family Members and the trustees, partners and members thereof.

(m) A "Potential Change in Control" shall be deemed to have occurred if: (i) the Company enters into an agreement or arrangement, the consummation of which would result in the occurrence of a Change in Control; (ii) any Person or the Company publicly announces an intention to take or consider taking actions which if consummated would constitute a Change in Control; (iii) any Person who becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 5% or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors increases its Beneficial Ownership of such securities by 5% or more over the percentage so owned by such Person on the date hereof; or (iv) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

(n) The term "Proceeding" shall include any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which Indemnitee was, is or will be involved as a party or otherwise by reason of the fact that Indemnitee is or was a director or officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a director or officer of the Company, or by reason of the fact that he is or was serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under this Agreement.

(o) The term "Subsidiary," with respect to any Person, shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by that Person.

2. Agreement To Serve. Indemnitee agrees to serve and/or continue to serve as an agent of the Company, at its will (or under separate agreement, if such agreement exists), in the capacity Indemnitee currently serves as an agent of the Company; provided, however, that nothing contained in this Agreement is intended to or shall (i) restrict the ability of Indemnitee to resign at any time and for any reason from any current or future position or positions, (ii) create any right to continued employment of Indemnitee in any current or future position or positions, or (iii) restrict the ability of the Company to terminate the employment or agency of Indemnitee at any time and for any reason (subject to compliance with the terms of any employment or other applicable agreement to which the Company (or any of its Subsidiaries) and Indemnitee are parties).

3. Indemnification in Third-Party Proceedings. The Company shall indemnify and hold harmless Indemnitee in accordance with the provisions of this Section 3 if, by reason of his Corporate Status, Indemnitee was, is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any Proceeding, other than a Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 3, Indemnitee shall be indemnified against all Expenses, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by Indemnitee or on his behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal Proceeding, had no reasonable cause to believe that his conduct was unlawful.

4. Indemnification in Proceedings by or in the Right of the Company. The Company shall indemnify and hold harmless Indemnitee in accordance with the provisions of this Section 4 if, by reason of his Corporate Status, Indemnitee was, is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any Proceeding brought by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 4, Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by Indemnitee or on his

behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Notwithstanding the foregoing, no indemnification shall be made under this Section 4 in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudged by a court to be liable to the Company, unless and only to the extent that any court in which the Proceeding was brought or the Delaware Court shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification for such Expenses as the court shall deem proper.

5. Indemnification for Expenses of a Party Who is Wholly or Partly Successful. Notwithstanding any other provisions of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a party to (or a participant in) and is successful, on the merits or otherwise, in any Proceeding or in defense of any claim, issue or matter therein, in whole or in part, the Company shall indemnify and hold harmless Indemnitee against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify and hold harmless Indemnitee against all Expenses actually and reasonably incurred by him or on his behalf in connection with each successfully resolved claim, issue or matter. If Indemnitee is not wholly successful in such Proceeding, the Company also shall indemnify and hold harmless Indemnitee against all Expenses reasonably incurred in connection with a claim, issue or matter related to any claim, issue or matter on which Indemnitee was successful. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

6. Indemnification for Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness in any Proceeding to which Indemnitee is not a party, he shall be indemnified and held harmless against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith.

7. Additional Indemnification

(a) Notwithstanding any limitation in Sections 3, 4 or 5, the Company shall indemnify and hold harmless Indemnitee if, by reason of his Corporate Status, Indemnitee is a party to or threatened to be made a party to or participant in any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against all Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by Indemnitee in connection with the Proceeding. No indemnity shall be made under this Section 7(a) on account of Indemnitee's conduct which constitutes a breach of Indemnitee's duty of loyalty to the Company or its stockholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law.

(b) Notwithstanding any limitation in Sections 3, 4, 5 or 7(a), the Company shall indemnify and hold harmless Indemnitee if Indemnitee is a party to or threatened to be made a party to any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against all Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by Indemnitee in connection with the Proceeding.

8. Contribution

(a) Whether or not the indemnification provided in Sections 3, 4, 5 and 7 hereof is available, in respect of any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall pay, in the first instance, the entire amount of any judgment or settlement of such action, suit or proceeding without requiring Indemnitee to contribute to such payment and the Company hereby waives and relinquishes any right of contribution it may have against Indemnitee. The Company shall not enter into any settlement of any action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnitee.

(b) Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraph, if, for any reason, Indemnitee shall elect or be required to pay all or any portion of any judgment or settlement in any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall contribute to the amount of expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in proportion to the relative benefits received by the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, from the transaction from which such action, suit or proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than Indemnitee who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or settlement amounts, as well as any other equitable considerations which the Law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive.

(c) The Company hereby agrees to fully indemnify and hold Indemnitee harmless from any claims of contribution which may be brought by officers, directors or employees of the Company, other than Indemnitee, who may be jointly liable with Indemnitee.

(d) To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

9. Exclusions. Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity in connection with any claim made against Indemnitee:

(a) for which payment has actually been received by or on behalf of Indemnitee under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount actually received under any insurance policy, contract, agreement, other indemnity provision or otherwise;

(b) for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law;

(c) except as otherwise provided in Sections 14(e) and (f) hereof, prior to a Change in Control, in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees or other indemnitees, unless (i) the Board authorized the Proceeding (or any part of any Proceeding) prior to its initiation or (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law;

(d) for any Expenses, judgments, liabilities, fines, penalties and amounts paid in settlement resulting from Indemnitee's conduct which is finally adjudged to have been willful misconduct, knowingly fraudulent or deliberately dishonest; or

(e) if a court of competent jurisdiction shall finally determine that any indemnification hereunder is unlawful.

10. Advances of Expenses; Defense of Claim

(a) Notwithstanding any provision of this Agreement to the contrary, and to the fullest extent permitted by applicable law, the Company shall advance all Expenses incurred by or on behalf of Indemnitee (or reasonably expected by Indemnitee to be incurred by Indemnitee within three months) in connection with any Proceeding by reason of Indemnitee's Corporate Status within ten (10) days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of any Proceeding. Advances shall be unsecured and interest free. Advances shall be made without regard to Indemnitee's ability to repay the Expenses and without regard to Indemnitee's ultimate entitlement to indemnification under the other provisions of this Agreement. Advances shall include any and all reasonable Expenses incurred pursuing a Proceeding to enforce this right of advancement, including Expenses incurred preparing and forwarding statements to the Company to support the advances claimed. Indemnitee shall qualify for advances, to the fullest extent permitted by applicable law, solely upon the execution and delivery to the Company of an undertaking providing that Indemnitee undertakes to repay the advance to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company under the provisions of this Agreement, the Charter, the Bylaws of the Company, applicable law or otherwise. This Section 10(a) shall not apply to any claim made by Indemnitee for which indemnity is excluded pursuant to Section 9.

(b) The Company shall be entitled to participate in any Proceeding at its own expense.

(c) The Company shall not settle any action, claim or Proceeding (in whole or in part) which would impose any Expense, judgment, fine, penalty or limitation on Indemnitee without Indemnitee's prior written consent.

11. Procedure for Notification and Application for Indemnification

(a) Indemnitee agrees to notify promptly the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification or advancement of Expenses covered hereunder. The failure of Indemnitee to so notify the Company shall not relieve the Company of any obligation which it may have to Indemnitee under this Agreement, or otherwise.

(b) Indemnitee may deliver to the Company a written application to indemnify and hold harmless Indemnitee in accordance with this Agreement. Such application(s) may be delivered from time to time and at such time(s) as Indemnitee deems appropriate in his sole discretion. Following such a written application for indemnification by Indemnitee, Indemnitee's entitlement to indemnification shall be determined according to Section 12(a) of this Agreement.

12. Procedure Upon Application for Indemnification

(a) A determination, if required by applicable law, with respect to Indemnitee's entitlement to indemnification shall be made in the specific case by one of the following methods, which shall be at the election of the Board: (i) by a majority vote of the Disinterested Directors, even though less than a quorum of the Board or (ii) by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to Indemnitee. The Company promptly shall advise Indemnitee in writing with respect to any determination that Indemnitee is or is not entitled to indemnification, including a description of any reason or basis for which indemnification has been denied. If it is so determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within ten (10) days after such determination. Indemnitee shall reasonably cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or Expenses (including attorneys' fees and disbursements) incurred by

Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom.

(b) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 12(a) hereof, the Independent Counsel shall be selected as provided in this Section 12(b). The Independent Counsel shall be selected by the Board of Directors, and the Company shall give written notice to Indemnitee advising him of the identity of the Independent Counsel so selected and certifying that the Independent Counsel so selected meets the requirements of "Independent Counsel" as defined in Section 1 of this Agreement. Indemnitee may, within ten (10) days after such written notice of selection shall have been received, deliver to the Company a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel" as defined in Section 1 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If such written objection is so made and substantiated, the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court of competent jurisdiction has determined that such objection is without merit. If, within twenty (20) days after submission by Indemnitee of a written request for indemnification pursuant to Section 11(b) hereof, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the Delaware Court for resolution of any objection which shall have been made by Indemnitee to the Company's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the Delaware Court, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 12(a) hereof. Upon the due commencement of any judicial proceeding or arbitration pursuant to Section 14(a) of this Agreement, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing). The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 12(a) hereof, regardless of the manner in which such Independent Counsel was selected or appointed.

13. Presumptions and Effect of Certain Proceedings

(a) In making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has submitted a request for indemnification in accordance with Section 11(b) of this Agreement, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption. Neither the failure of the Company (including by its directors or Independent Counsel) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Company (including by its directors or Independent Counsel) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

(b) If the person, persons or entity empowered or selected under Section 12 of this Agreement to determine whether Indemnitee is entitled to indemnification shall not have made a determination within thirty (30) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a final judicial determination that any or all such indemnification is expressly prohibited under applicable law; provided, however, that such 30-day period may be extended for a reasonable time, not to exceed an additional fifteen (15) days, if the person, persons or entity making the determination with respect to entitlement to indemnification in good faith requires such additional time for the obtaining or evaluating of documentation and/or information relating thereto.

(c) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

(d) For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser or other expert selected by the Enterprise. The provisions of this Section 13 (d) shall not be deemed to be exclusive or to limit in any way the other circumstances in which Indemnitee may be deemed or found to have met the applicable standard of conduct set forth in this Agreement.

(e) The knowledge and/or actions, or failure to act, of any other director, officer, trustee, partner, managing member, fiduciary, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

14. Remedies of Indemnitee

(a) In the event that (i) a determination is made pursuant to Section 12 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses, to the fullest extent permitted by applicable law, is not timely made pursuant to Section 10 of this Agreement, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 12(a) of this Agreement within thirty (30) days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to Section 5, 6, or the last sentence of Section 12(a) of this Agreement within ten (10) days after receipt by the Company of a written request therefor, (v) a contribution payment is not made in a timely manner pursuant to Section 8 of this Agreement, or (vi) payment of indemnification pursuant to Section 3 or 4 of this Agreement is not made within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification, Indemnitee shall be entitled to an adjudication by the Delaware Court to such indemnification, contribution or advancement of Expenses. Alternatively, Indemnitee, at his option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. Except as set forth herein, the provisions of Delaware law (without regard to its conflict of laws rules) shall apply to any such arbitration. The Company shall not oppose Indemnitee's right to seek any such adjudication or award in arbitration.

(b) In the event that a determination shall have been made pursuant to Section 12(a) of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 14 shall be conducted in all respects as a de novo trial, or arbitration, on the merits and Indemnitee shall not be prejudiced by reason of that adverse determination. In any judicial proceeding or arbitration commenced pursuant to this Section 14, Indemnitee shall be presumed to be entitled to indemnification under this Agreement and the Company shall have the burden of proving Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be, and the Company may not refer to or introduce into evidence any determination pursuant to Section 12(a) of this Agreement adverse to Indemnitee for any purpose. If Indemnitee commences a judicial proceeding or arbitration pursuant to this Section 14, Indemnitee shall not be required to reimburse the Company for any advances pursuant to Section 10 until a final determination is made with respect to Indemnitee's entitlement to indemnification (as to which all rights of appeal have been exhausted or lapsed).

(c) If a determination shall have been made pursuant to Section 12(a) of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 14, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d) The Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 14 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Agreement.

(e) The Company shall indemnify and hold harmless Indemnitee to the fullest extent permitted by law against all Expenses and, if requested by Indemnitee, shall (within ten (10) days after the Company's receipt of such written request) advance to Indemnitee, to the fullest extent permitted by applicable law, such Expenses which are incurred by Indemnitee in connection with any judicial proceeding or arbitration brought by Indemnitee (i) to enforce his rights under, or to recover damages for breach of, this Agreement or any other indemnification, advancement or contribution agreement or provision of the Charter, or the Company's Bylaws now or hereafter in effect; or (ii) for recovery or advances under any insurance policy maintained by any person for the benefit of Indemnitee, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance, contribution or insurance recovery, as the case may be.

(f) Interest shall be paid by the Company to Indemnitee at the legal rate under Delaware law for amounts which the Company indemnifies or is obliged to indemnify for the period commencing with the date on which Indemnitee requests indemnification, contribution, reimbursement or advancement of any Expenses and ending with the date on which such payment is made to Indemnitee by the Company.

15. Establishment of Trust. In the event of a Potential Change in Control, the Company shall, upon written request by Indemnitee, create a "Trust" for the benefit of Indemnitee and from time to time upon written request of Indemnitee shall fund such Trust in an amount sufficient to satisfy any and all Expenses reasonably anticipated at the time of each such request to be incurred in connection with investigating, preparing for, participating in or defending any Proceedings, and any and all judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines penalties and amounts paid in settlement) in connection with any and all Proceedings from time to time actually paid or claimed, reasonably anticipated or proposed to be paid. The trustee of the Trust (the "Trustee") shall be a bank or trust company or other individual or entity chosen by Indemnitee and reasonably acceptable to the Company. Nothing in this Section 15 shall relieve the Company of any of its obligations under this Agreement. The amount or amounts to be deposited in the Trust pursuant to the foregoing funding obligation shall be determined by mutual agreement of Indemnitee and the Company or, if the Company and Indemnitee are unable to reach such an agreement, by Independent Counsel selected in accordance with Section 12(b) of this Agreement. The terms of the Trust shall provide that, except upon the consent of both Indemnitee and the Company, upon a Change in Control: (a) the Trust shall not be revoked or the principal thereof invaded, without the written consent of Indemnitee; (b) the Trustee shall advance, to the fullest extent permitted by applicable law, within two (2) business days of a request by Indemnitee and upon the execution and delivery to the Company of an undertaking providing that Indemnitee undertakes to repay the advance to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company, any and all Expenses to Indemnitee; (c) the Trust shall continue to be funded by the Company in accordance with the funding obligations set forth above; (d) the Trustee shall promptly pay to Indemnitee all amounts for which Indemnitee shall be entitled to indemnification pursuant to this Agreement or otherwise; and (e) all unexpended funds in such Trust shall revert to the Company upon mutual agreement by Indemnitee and the Company or, if Indemnitee and the Company are unable to reach such an agreement, by Independent Counsel selected in accordance with Section 12(b) of this Agreement, that Indemnitee has been fully indemnified under the terms of this Agreement. The Trust shall be governed by Delaware law (without regard to its conflicts of laws rules) and the Trustee shall consent to the exclusive jurisdiction of the Delaware Court in accordance with Section 23 of this Agreement.

16. Security. Notwithstanding anything herein to the contrary, to the extent requested by Indemnitee and approved by the Board, the Company may at any time and from time to time provide security to Indemnitee for the Company's obligations hereunder through an irrevocable bank line of credit, funded trust or other collateral. Any such security, once provided to Indemnitee, may not be revoked or released without the prior written consent of Indemnitee.

17. Non-Exclusivity; Survival of Rights; Insurance; Subrogation

(a) The rights of indemnification and to receive advancement of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Charter, the Company's Bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in applicable law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Charter, the Company's Bylaws or this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b) The DGCL, the Charter and the Company's Bylaws permit the Company to purchase and maintain insurance or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond ("Indemnification Arrangements") on behalf of Indemnitee against any liability asserted against him or incurred by or on behalf of him or in such capacity as a director, officer, employee or agent of the Company, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Agreement or under the DGCL, as it may then be in effect. The purchase, establishment, and maintenance of any such Indemnification Arrangement shall not in any way limit or affect the rights and obligations of the Company or of Indemnitee under this Agreement except as expressly provided herein, and the execution and delivery of this Agreement by the Company and Indemnitee shall not in any way limit or affect the rights and obligations of the Company or the other party or parties thereto under any such Indemnification Arrangement.

(c) To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, trustees, partners, managing members, fiduciaries, employees, or agents of the Company or of any other Enterprise which such person serves at the request of the Company, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, trustee, partner, managing member, fiduciary, employee or agent under such policy or policies. If, at the time the Company receives notice from any source of a Proceeding as to which Indemnitee is a party or a participant (as a witness or otherwise), the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

(d) In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(e) The Company's obligation to indemnify or advance Expenses hereunder to Indemnitee who is or was serving at the request of the Company as a director, officer, trustee, partner, managing member, fiduciary, employee or agent of any other Enterprise shall be reduced by any amount Indemnitee has actually received as indemnification or advancement of expenses from such Enterprise.

18. Duration of Agreement. All agreements and obligations of the Company contained herein shall continue during the period Indemnitee serves as a director or officer of the Company or as a director, officer, trustee, partner, managing member, fiduciary, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other Enterprise which Indemnitee serves at the request of the Company and shall continue thereafter so long as Indemnitee shall be subject to any possible Proceeding (including any rights of appeal thereto and any Proceeding commenced by Indemnitee pursuant to Section 14 of this Agreement) by reason of his

Corporate Status, whether or not he is acting in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement.

19. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any Section, paragraph or sentence of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section, paragraph or sentence of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

20. Enforcement and Binding Effect

(a) The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce Indemnitee to serve as a director or officer of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as a director or officer of the Company.

(b) Without limiting any of the rights of Indemnitee under the Charter or Bylaws of the Company as they may be amended from time to time, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof. If the DGCL or any other applicable law is amended after the date hereof to permit the Company to indemnify Indemnitee for Expenses or liabilities, or to indemnify Indemnitee with respect to any action or Proceeding, not contemplated by this Agreement, then this Agreement (without any further action by either party hereto) shall automatically be deemed to be amended to require that the Company indemnify Indemnitee to the fullest extent permitted by the DGCL.

(c) The indemnification and advancement of expenses provided by or granted pursuant to this Agreement shall be binding upon and be enforceable by the parties hereto and their respective successors and assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent of the Company or of any other Enterprise at the Company's request, and shall inure to the benefit of Indemnitee and his spouse, assigns, heirs, devisees, executors and administrators and other legal representatives.

(d) The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

(e) The Company and Indemnitee agree herein that a monetary remedy for breach of this Agreement, at some later date, may be inadequate, impracticable and difficult of proof, and further agree that such breach may cause Indemnitee irreparable harm. Accordingly, the parties hereto agree that Indemnitee may enforce this Agreement by seeking injunctive relief and/or specific performance hereof, without any necessity of showing actual damage or irreparable harm and that by seeking injunctive relief and/or specific performance, Indemnitee shall not be precluded from seeking or obtaining any other relief to which he may be entitled. The Company and Indemnitee further agree that Indemnitee shall be entitled to such specific performance and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bonds or other undertaking in connection therewith. The Company acknowledges that in the absence of a waiver, a bond or undertaking may be required of Indemnitee by the court, and the Company hereby waives any such requirement of such a bond or undertaking.

21. Modification and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement nor shall any waiver constitute a continuing waiver.

22. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) if delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (ii) mailed by certified or registered mail with postage prepaid, on the third (3rd) business day after the date on which it is so mailed:

(a) If to Indemnitee, at the address indicated on the signature page of this Agreement, or such other address as Indemnitee shall provide in writing to the Company.

(b) If to the Company, to:

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
Attention: Corporate Secretary

or to any other address as may have been furnished to Indemnitee in writing by the Company.

23. Applicable Law and Consent to Jurisdiction. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. Except with respect to any arbitration commenced by Indemnitee pursuant to Section 14(a) of this Agreement, the Company and Indemnitee hereby irrevocably and unconditionally: (a) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Delaware Court and not in any other state or federal court in the United States of America or any court in any other country; (b) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement; (c) appoint irrevocably, to the extent such party is not a resident of the State of Delaware, RL&F Service Corp., One Rodney Square, 10th Floor, 10th and King Streets, P.O. Box 551, Wilmington, Delaware 19899 as its agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware; (d) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court; and (e) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum, or is subject (in whole or in part) to a jury trial.

24. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

25. Miscellaneous. Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed as of the day and year first above written.

FARMER BROS. CO.

By:______________________________
Name:
Title:

INDEMNITEE

____
Name:

Address:__________________________
____
____

SCHEDULE OF INDEMNITEES

John M. Anglin
Guenter W. Berger
Kenneth R. Carson
Lewis A. Coffman
Michael J. King
Thomas A. Maloof
John H. Merrell
John Samore, Jr.
John E. Simmons
Carol Farmer Waite

EXHIBIT 6

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
NEW YORK
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WHITE PLAINS
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

July 27, 2006

VIA FEDERAL EXPRESS

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Re: Proposed Stockholder Resolution
Submitted By Leonard Rosenthal

Gentlemen:

You have requested our opinion as to whether the stockholder proposal (the "Proposal") submitted to Farmer Bros. Co., a Delaware corporation (the "Company"), by Leonard Rosenthal (the "Proponent"), would, if adopted and implemented, contravene the provisions of the Delaware General Corporation Law (the "DGCL"), and whether the Proposal is a proper subject for action by the Company's stockholders under Delaware law.

In connection with your request for our opinion, you have furnished us with copies of the Proponent's letter to the Company, dated June 26, 2006, and the Proposal and supporting statement which accompanied such letter. We also have reviewed the Company's Certificate of Incorporation (the "Certificate of Incorporation"), the Company's Bylaws (the "Bylaws") and the form of indemnification agreement entered into by the directors, each in their current form, and such other documents as we deemed necessary. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proponent has proposed a binding stockholder resolution to preclude indemnification of all of the Company's current directors with respect to certain types of claims that may arise in the future related to the Investment Company Act of 1940 (the "ICA"). The text of the proposed stockholder resolution is as follows:

PROPOSAL: INDEMNIFICATION OF DIRECTORS

> RESOLVED, that in relation to any threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ("SEC"), whether civil, criminal, administrative or investigative, concerning the failure of Farmer Bros. Co. (the "Company") to register and otherwise comply with the Investment Company Act of 1940 ("ICA"), and based on the Company's public record of deliberately rejecting actions to comply with the ICA since August 2002, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the Company's current directors have NOT met the applicable standard of conduct for indemnification established in DGCL 145(a), requiring that a director must have acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

The Proposal was accompanied by a statement of the Proponent in support thereof (the "Supporting Statement"). A copy of the Proposal and the Supporting Statement are attached as Exhibit A.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express any opinion as to the laws of any jurisdiction other than the laws of the State of Delaware.

<u>Analysis of Invalidity of Proposal Under Delaware Law</u>

In our opinion, based upon and subject to the qualifications set forth in this letter, the Proposal contravenes Delaware law, and the Proposal is not a proper subject for action by the Company's stockholders. Therefore, the Proposal is invalid and improper under the laws of the State of Delaware.

1. <u>The Proposal Would Contravene DGCL Section 145(d)</u>

In our opinion, the Proposal contravenes DGCL Section 145(d) for at least two reasons: (a) it not only seeks to deny indemnification under DGCL Section 145(d) prior to the resolution of any Action (as defined below), it seeks to do so prior to the commencement of an Action that may result in a claim for indemnification, and (b) it seeks to exclude improperly other lawful methods of indemnification under DGCL Section 145(d).

(a) DGCL Section 145(d) provides, in part, as follows:

> Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized **in the specific case** [emphasis added] upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person **has met the applicable standard of conduct** [emphasis added] set forth in subsections (a) and (b) of this Section.

According to the Supporting Statement, "This proposed resolution provides an opportunity to exercise our stockholder's right to determine whether the conduct of the Company's current directors met the standards required for a Delaware corporation to authorize what is called 'permissive' indemnification pursuant to DGCL Section 145(d)." To our knowledge based on representations from the Company, and for purposes of this opinion, we assume that no threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ("SEC"), whether civil, criminal, administrative or investigative, (collectively, "Actions") have been brought against any of the directors concerning the failure of the Company to register and otherwise comply with the ICA.

The reference in DGCL Section 145(d) to, "any indemnification under subsection (a) and (b) of this section (unless ordered by a Court) shall be made by the corporation only if authorized **in the specific case** [emphasis added], upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person **has met the applicable standard of conduct** [emphasis added] . . .", clearly indicates that any determination regarding the propriety of indemnification under DGCL Section 145(d) must be made <u>only after</u> an action giving rise to a claim for indemnification is resolved. In our opinion, indemnification can clearly be neither granted or denied pursuant to DGCL Section 145(d) in advance of an actual claim where the actual circumstances can be considered.

DGCL Section 145 simply does not contemplate that the Company can make a "determination" by stockholder vote or otherwise before the resolution, much less the commencement, of an underlying action. As one leading commentator has unqualifiedly stated, "The right to indemnification is a post-judgment decision that must necessarily await the outcome of the litigation, given the limiting substantive conditions regarding indemnitee's conduct and motivation that must be met under the statute." D. Wolfe & M. Pittinger, CORPORATE AND COMMERCIAL PRACTICE IN THE DELAWARE COURT OF CHANCERY, Section 8-2 at 8-18.1 (2006).

Any reading of DGCL Section 145(d) that purports to permit a determination of indemnity rights before the <u>disposition</u> of an underlying Action is clearly contrary to the statute. DGCL Section 145 clearly recognizes the difference between whether deciding to pay corporate funds <u>before</u> and <u>after</u> the disposition of any underlying Action. In "advance of the final disposition" a directors expenses may be advanced by the corporation to the director pursuant to DGCL Section 145(e).[1] Only after the disposition of an Action may the Company make the decision whether to indemnify the directors for the costs incurred in connection with the Action. See *Advanced Mining Systems v. Fricke*, 623 A.2d 82, 84 (Del. Ch. 1992) (decision to advance expenses to directors or officers prior to termination of a litigation proceeding is different than determination of whether director or officer is <u>ultimately</u> entitled to indemnification which is determined after the termination of such proceeding). Under DGCL Section 145(e), a corporation may advance expenses through the "final disposition" of the underlying action. Such an advancement is conditioned on an undertaking of such director to repay such amount "if it shall **ultimately be determined** [emphasis added] that such person is not entitled to be indemnified as authorized in this section." DGCL Section 145(e). The "ultimate determination" is the "determination" made pursuant to DGCL Section 145(d). Thus DGCL Section 145 clearly contemplates that the "determination" whether to indemnify directors will occur after the "final disposition" of the underlying action, at which time the corporation can also determine whether advanced expenses need to be repaid by directors pursuant to the required undertaking. See *Dunlop v. Sunbeam Corp*, 1999 Del. Ch. LEXIS 126, 17 (1999). (advances do not have to be returned until after both the completion of lawsuits and the determination that persons are not entitled to indemnification for such completed lawsuits)

The Proposal purports to make the "determination" required by DGCL Section 145(d) not only prior to the disposition of a pending Action, but also prior to the existence of any pending or threatened Action. Since there are no pending or threatened Actions against any of the directors related to the ICA and no claim for indemnification has been made, the Proposal, which purports to brought under DGCL Section 145(d), cannot be brought properly under such statute and, therefore, contravenes such statute.

(b) In the absence of a successful defense on the merits by the director, in which case indemnification is mandatory pursuant to DGCL Section 145(c), DGCL Section 145(d) authorizes indemnification when the director has met the applicable standard of conduct as determined by <u>any</u> of the following <u>four</u> methods:

(1) A majority vote of the directors who are not parties to such action, suit or proceeding, even though less than quorum; or

(2) By a committee of such directors designated by a majority vote of such directors, even though less than a quorum; or

[1] Both the Certificate of Incorporation and Bylaws provide for advancement of expenses to directors.

(3) If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

(4) By the stockholders.

However, the Supporting Statement only refers to one of the four methods, stockholder approval (subparagraph (4) above). The Proposal seeks to preemptively deny the other three methods that are specifically authorized by the statute, and, neither the Proposal, nor the Supporting Statement, refers to the three alternative methods for granting indemnification described in DGCL Sections 145(d)(1), 145(d)(2) and 145(d)(3), namely by a majority vote of a disinterested directors, or committee thereof, even though less than a quorum, and if there are no such directors or such directors so direct, by independent legal counsel in a written opinion. Nothing in DGCL Section 145(d) suggests that failure to approve indemnification under one subsection would preclude indemnification under the other authorized means. Therefore, the Proposal improperly seeks to deny the ability of the Company to grant indemnification to the directors pursuant to DGCL Sections 145(d)(1), 145(d)(2) and 145(d)(3) with respect to any Actions related to the ICA should they arise in the future. Moreover, the Proposal purports to deny the stockholders of the Company the ability to grant indemnification pursuant to DGCL Section 145(d)(4),as warranted under the circumstances, at a later date, in the event a specific case arises related to the ICA. In our opinion, this denial of a statutory right to indemnification, in the absence of a resolved Action and a claim for indemnification, would also contravene DGCL Section 145(d) because there are no facts on which to base a determination of whether the applicable standards have been met.

2. <u>The Proposal is Not a Proper Subject for Action by the Stockholders</u>

In our opinion, the Proposal is not a proper subject of action by the stockholders for at least two reasons: (a) It seeks to deny the directors of the Company the ability to determine which of the four permissible methods for determining whether an indemnification claim is proper, as provided by statute, and (b) it conflicts with a provision in the Certificate of Incorporation that is intended to indemnify directors to the maximum extent permitted by law.

As described above DGCL Section 145(d)(1) and 145(d)(2) provides that non-party directors or a committee thereof, even though less than a quorum may determine the propriety of a director's claim for indemnification, and if there are no such directors, or if such directors so elect, the Company may seek to obtain the written opinion of legal counsel in accordance with DGCL Section 145(d)(3). DGCL Section 141(a) provides that the "business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors . . . ." Determining which of the four permissible methods for determining whether an indemnification claim is proper, is within such power and duties of the directors to manage the affairs of the Company provided such directors comply with DGCL Section 145(d). The Proposal is not a proper action for the stockholders because, if implemented, it would improperly intrude on such power and duties of the directors as expressly contemplated by statute and the Company's Certificate of Incorporation.

Article Seventh of the Certificate of Incorporation states that "The Corporation shall indemnify its directors . . . to the fullest extent permitted by law, as now or hereinafter in effect . . . ." The Proposal is in conflict with the Company's Certificate of Incorporation because it purports to revoke or limit the Company's authority to indemnify directors with respect to any Actions related to the ICA to the fullest extent permitted by Delaware law. Indeed the proposal also seeks to do so on a retroactive and a prospective basis, which would deny the directors certain protection already afforded them in the Certificate of Incorporation. In our view the Proposal is in conflict with this provision in the Certificate of Incorporation, and since the Certificate of Incorporation may not be amended without the approval of both the Company's board of directors and stockholders in accordance with DGCL Section 242, the Proposal does not present a proper subject for action by the Company's stockholders.

* * *

Based upon and subject to the foregoing, it is our opinion that the stockholder resolution contemplated by the Proposal contravenes Delaware law and is not a proper subject for action by the Company's stockholders at the Annual Meeting and that a Delaware court, presented with the question of the resolution's validity, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the SEC in connection with a no-action request with respect to the Proposal.

Very truly yours,

Leonard Rosenthal

106 Walnut Hill Rd.

Newton, MA 02461

June 26, 2006

By telecopier and overnight delivery

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Attention: Corporate Secretary

Dear Sir or Madam:

I have beneficially owned shares of Farmer Bros. Co. ("Company") having a market value of more than $2,000 continuously for more than a year, and intend to continue ownership of such shares through the date of the next annual meeting of stockholders. I am submitting the accompanying proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. I intend to present the proposal at the meeting, personally or through a qualified representative.

I am the beneficial owner of shares in street name. A statement from the record holder of street name shares will be furnished to you upon your request. Please let me know, at the mailing address shown on this letterhead, if you have any questions or require any additional information.

Very truly yours,

Leonard Rosenthal

Leonard Rosenthal

PROPOSAL: INDEMNIFICATION OF DIRECTORS

RESOLVED, that in relation to any threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ("SEC"), whether civil, criminal, administrative or investigative, concerning the failure of Farmer Bros. Co. (the "Company") to register and otherwise comply with the Investment Company Act of 1940 ("ICA"), and based on the Company's public record of deliberately rejecting actions to comply with the ICA since August 2002, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the Company's current directors have NOT met the applicable standard of conduct for indemnification established in DGCL 145(a), requiring that a director must have acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

SUPPORTING STATEMENT

This proposed resolution provides an opportunity to exercise our stockholder's right to determine whether the conduct of the Company's current directors met the standards required for a Delaware corporation to authorize what is called "permissive" indemnification pursuant to DGCL 145(d). Voting for this proposal would tell the Company we consider it unacceptable to use corporate funds – the property of stockholders – to indemnify directors specifically in relation to SEC enforcement of ICA compliance.

(Our vote will not interfere with the legitimate indemnification rights of a director who succeeds in any defense or obtains a court order, and will have no bearing at all on a director's indemnification for anything other than the specified SEC enforcement of ICA compliance.)

It should be noted that the Company's management could decide to ignore our determination of director conduct if they rely upon provisions of a new "Indemnification Agreement" the directors approved for themselves, disclosed by the Company in a May 22, 2006 SEC filing. In that event, it is my understanding that a court or the SEC may have to decide whether various provisions of the new "Agreement" are allowed by the DGCL, ICA, and other laws.

My opinion, based on publicly available Company reports and SEC records, is that the directors have knowingly failed to cause the Company to comply with the ICA, and that they knew this action would deprive shareholders of the benefits of ICA registration - regulatory oversight, tax advantages, and separation of the investment funds from the operating business.

Among the facts I considered were the directors' adoption of a "poison pill" and other management entrenchment measures that the ICA does not allow, and the explicit acknowledgement by the Company's own lawyer in an August 26, 2002 letter that it would violate laws for an ICA-registered company to engage in the transactions that eventually transferred a 19% voting block of Company stock to an affiliated ESOP.

I urge all of the Company's shareholders, and those acting as their fiduciaries, to consider the available evidence and vote for this resolution.

Leonard Rosenthal, Ph.D.
106 Walnut Hill Road
Newton, MA 02461

August 14, 2006

Ted Yu, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Email: cfletters@sec.gov

Re: Farmer Bros. Co.

Dear Mr. Yu:

As the shareholder who presented the proposal ("Proposal") addressed by Skadden Arps Slate Meagher & Flom in their July 27, 2006 letter to the SEC on behalf of Farmer Bros. Co. ("Company"), I ask you to consider reasons why their arguments should be rejected. I also request your advice on SEC policy relating specifically to the Company's request for your concurrence to exclude the Proposal based on theories of state law which are untested.

Since the Company's attorneys have not cited any court decisions to support their key arguments, I am responding as a non-lawyer to address the issues simply based on common sense. If the Company's attorneys subsequently provide supporting court decisions, I will consider engaging counsel to respond further to any relevant legal issues.

Importance of the issues

The Proposal is intended to present the Company's shareholders with an opportunity to exercise a critical right of corporate governance - the oversight of director conduct. The Company's management wants to avoid this oversight, and seeks SEC support based on their attorneys' view of how state law might be applied. Whether the attorneys' arguments are considered persuasive or not, there is no indication that their view is shared by the Delaware court. The Company's attorneys, who are assumed to be familiar with the state court's established rules to consider the legality of shareholder proposals only if they are actually adopted, are therefore asking the SEC to decide an issue of state law.

As explained below, SEC acceptance of untested theories of state law as a basis for allowing the exclusion of shareholder proposals would deprive investors of the rights intended by state law, and ultimately cripple our system of corporate governance.

Company's untested "view" of Delaware law

All of the Company's arguments supporting exclusion of the Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) are based essentially on two novel theories which the Company's attorneys present as "our view" of Delaware law. Since the Company's Bylaws follow the language of Delaware General Corporate Law ("DGCL") Section 145, and since corporate powers are in any event limited to what is permitted by the DGCL, I assume there is no real reason to consider anything other than the state law. As a practical matter, my Proposal cannot be considered inconsistent with any valid provision of the Company's Bylaws unless a Delaware court eventually validates the Company's "view" of the state law.

Although it may not be necessary for the SEC to consider a theory or "view" that has not yet been tested by the state court, I believe it is relevant that the Company's two key theories appear to differ significantly from conventional interpretations of the plainly written Delaware statute.

1. In offering their "view" that determinations can be made only after an actual claim is finally resolved, the Company's attorneys repeatedly use the word "case" and ignore the statute's clearly stated purpose - "to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative." [DGCL §145(a)] They also ignore the statute's careful definition of several alternative means of advance, permissive and otherwise conditional determinations which are subject to an ultimate determination of indemnification rights upon "final disposition of such action, suit or proceeding." [DGCL §145(e)]

2. The Company's second key "view" is that directors who are defending claims against themselves should be allowed to choose from any one of four alternative determinations of their conduct. There is clearly nothing in either the language or the logic of the statute to support the idea that Delaware's lawmakers intended to give directors this ability to prevent shareholder oversight, especially in the context of their possible breaches of duty.

It should be noted that the only two Delaware legal cases cited by the Company's attorneys, dealing with an element of their arguments on page 4 of the "opinion" letter addressed to the Company, actually seem to contradict rather than support their "view." Both of the cited cases demonstrate how Delaware state law provides for interim decisions about indemnification before a proceeding is final, subject to a possibly different ultimate determination after the proceeding is completed.

Facts to be considered

To suggest that there is no basis for directors to seek indemnification and therefore no basis for judging its justification, the Company's attorneys carefully phrased a statement on page 3 of their letter that "to the best of the Company's knowledge, no such Action is threatened, against the Directors related to the ICA." They do not, however, include among their various assertions of "false and misleading" statements on pages 8 to 9 any challenge at all to my Supporting Statement's report of the public record regarding SEC attention to ICA compliance issues. In particular, they do not dispute "the explicit acknowledgement by the Company's own lawyer in an August 26, 2002 letter [to the SEC] that it would violate laws for an ICA-registered company to engage in the transactions" which were subsequently executed. Under these circumstances, in the absence of SEC advice that it does not intend to address the Company's ICA compliance issues, there is certainly a basis for the responsible Directors to reasonably anticipate the need for defensive legal advice and request indemnification of "expenses (including attorneys' fees)" according to the provisions of DGCL 145.

Logically, whenever the Company's directors have the right to request indemnification under DGCL 145, the Company's shareholders would have the right under the same statute to determine whether the directors' conduct met the required standard. Indeed, it must be up to the shareholders -- not the defending directors – to decide whether the information available to them is sufficient for a determination of the directors' conduct.

Intention to clearly present shareholder choice

To give the Company's shareholders an opportunity to exercise their right to judge the conduct of their directors, my Proposal and Supporting Statement are intended to clearly present the permissive alternative which is explicitly described in DGCL §145(d). My presentation is also intended to clearly explain that a shareholder vote adopting the Proposal would in no way interfere with DGCL 145's provisions for superseding determinations of indemnification rights, including an ultimate determination upon "final disposition." If the SEC Staff believes that my Proposal requires better explanation, I will of course be pleased to revise its presentation accordingly.

I will also be pleased to revise the Proposal's statement of what is to be decided by the shareholder vote, if the SEC believes that anyone other than the Company's attorneys may confuse the statement of the question with "an unsupported assertion of fact."

Question of SEC policy for resolution of state law issues

Regarding my request for advice on SEC policy, you will find with this letter a copy of the June 22, 2006 Delaware state court decision in the case of *Lucian A. Bebchuk v. CA, Inc.*, in which the court addresses the issue of "ripeness" relating to the question of a shareholder proposal's validity. The case involves a company's intent to exclude a proposal from its proxy statement based on arguments supported by an opinion of respected attorneys, but not yet tested by the court, that the proposal would conflict with state law. Reviewing the court's established rules, the decision explains that under most circumstances the state court cannot consider unresolved issues concerning a proposal's validity until after the proposal has been adopted by shareholders. The court observes specifically, on page 14, that the "extraordinary idea that this court must immediately rule on the legality of any stockholder proposal" before it is presented for shareholder voting would "turn this court into a sort of administrative venue for 'shaping' the proxy materials," and that the resulting "conflation of federal regulation and state corporate law" would be unacceptable and "unsupported by our precedent."

It is clear from this recent decision that the Delaware court will not resolve issues concerning the validity of a shareholder proposal until after a proposal is adopted. Therefore, new theories such as those offered by the Company's attorneys as "our view" can be tested in the state court only if the SEC follows a policy of supporting a proposal's presentation to shareholders for voting unless an argued conflict is based on clearly established law. A policy allowing the exclusion of proposals based on legal theories which have not been tested in the state court would obstruct the resolution of corporate governance issues.

Specifically in relation to my Proposal, if the Company's attorneys are really willing to go before a Delaware court to test their novel "views" about the authority of defendant directors to control their own indemnification, they will have the opportunity to do so if and when shareholders have voted to make the issue relevant. But if the SEC allows the Company to exclude my Proposal from its proxy statement, there will never be any opportunity for me or anyone else to ask a Delaware court to consider the issues, and the SEC itself will have decided what "views" of the state law can be applied to the governance of corporations.

As an investor and finance professor, I view this as an important question of public policy. Will the SEC decide whether shareholders can exercise their voting rights based on a company's ability to find a lawyer willing to sell an accommodating "view" of state law? Or will the SEC rely upon a state court's definition of state law?

Please let me know by email (lrosenthal@bentley.edu) or telephone (781-891-2516) what additional information you may find useful.

Sincerely,

/s

Leonard Rosenthal, Ph.D.

cc: Joseph J. Giunta, Esquire (jgiunta@skadden.com)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

LUCIAN A. BEBCHUK,	)	
	)	
Plaintiff,	)	
	)	
v.	)	C.A. No. 2145-N
	)	
CA, INC.,	)	
	)	
Defendant.	)	

MEMORANDUM OPINION AND ORDER

Submitted: June 16, 2006
Decided: June 22, 2006

Jay W. Eisenhofer, Esquire, Stuart M. Grant, Esquire, Michael J. Barry, Esquire, P. Bradford deLeeuw, Esquire, GRANT & EISENHOFER, Wilmington, Delaware, *Attorneys for the Plaintiff.*

Raymond J. DiCamillo, Esquire, Elizabeth C. Tucker, Esquire, Addie P. Asay, Esquire, RICHARDS, LAYTON & FINGER, Wilmington, Delaware; James C. Morphy, Esquire, Robert J. Guiffra, Jr., Esquire, SULLIVAN & CROMWELL, New York, New York, *Attorneys for the Defendant.*

LAMB, Vice Chancellor.

The question presented by this declaratory judgment action is whether a stockholder proposed bylaw that seeks to limit the authority of a board of directors to enact a stockholder rights plan of unlimited duration is valid under Delaware law. Because the proposed bylaw has not yet been adopted by the stockholders and because no other compelling justification exists to trigger this court's jurisdiction, the court concludes that the issue in this case is not yet ripe for consideration. Accordingly, the plaintiff's request for declaratory relief is denied.

I.

A. Parties

Lucian A. Bebchuk is the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance, and Director of the Program on Corporate Governance at Harvard Law School. He is also the owner of 140 shares of CA, Inc. common stock, and has held that stock continuously for more than one year. CA, Inc., the defendant, a Delaware corporation, is an information technology management provider that develops and delivers software to its customers.

B. Facts

1. The Proposed Bylaw

In his capacity as a stockholder of CA, on March 23, 2006, Bebchuk submitted a proposed bylaw and supporting statement for inclusion in CA's proxy statement, in the form prescribed by SEC Rule 14a-8.[1] In general, the proposed bylaw seeks to affect the business and affairs of CA in two broad ways. First, in the absence of a ratifying vote of the CA stockholders, the bylaw requires a unanimous vote of the CA board of directors to adopt a stockholder rights plan or to amend such a plan in a way that extends its term. The proposed bylaw also requires that a board action to repeal the bylaw itself must be unanimous. Second, the bylaw requires that any stockholder rights plan adopted by the board, without stockholder ratification, shall automatically expire no later than one year after it is adopted or amended. Unless a stockholder rights plan is ratified by the stockholders, therefore, the proposed bylaw seeks to limit the power of the board to adopt, by majority vote, a poison pill of indefinite duration. The text of the proposed bylaw is reproduced directly below:

> It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, and Article IX of the Company's By-laws, the Company's By-laws are hereby amended by adding Article XI as follows:
>
>> **Section 1.** Notwithstanding anything in these By-laws to the contrary, the adoption of any stockholders rights plan, rights agreement, or any other form of "poison pill" which is designed to or has the effect of making an acquisition of large holdings of the Company's shares of stock more difficult or expensive ("Stockholder Rights Plan") or the amendment of any such Stockholder Rights Plan which has the effect of extending the

[1] 17 C.F.R. § 240.14a-8.

> term of the Stockholder Rights Plan or any rights or options provided thereunder, shall require the affirmative vote of all the members of the Board of Directors, and any Stockholder Rights Plan so adopted or amended and any rights or options provided thereunder shall expire no later than one year following the later of the date of its adoption and the date of its last such amendment.
>
> **Section 2.** Section 1 of this article shall not apply to any Stockholder Rights Plan ratified by the stockholders.
>
> **Section 3.** Notwithstanding anything in these By-laws to the contrary, a decision by the Board of Directors to amend or repeal this Article shall require the affirmative vote of all the members of the Board of Directors.

This By-law Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article IX of the Company's By-laws.[2]

2. <u>CA's Response</u>

The board of CA, by letter dated April 21, 2006 to the SEC's Division of Corporation Finance, stated its belief that the proposed bylaw could be omitted from its proxy materials in accordance with SEC rules because, if implemented, the proposed bylaw would violate Delaware law.[3] This assertion of law was supported by a 17-page reasoned opinion from its counsel, Richards, Layton & Finger, surveying a broad range of cases and commentary and concluding that "[b]ased upon and subject to the foregoing, and subject to the limitations stated herein, it is

---

[2] Pl.'s Ex.1.
[3] Def.'s Opening Br. Ex. 2.

our opinion that the Rights Plan Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law."[4] The SEC staff has since refused to issue the requested no-action relief, expressing "no view with respect to CA's intention to omit the [proposal] from the proxy materials relating to its next annual meeting of security holders."[5]

Bebchuk filed this suit in response to CA's April 21 letter, seeking a declaratory judgment that the proposed bylaw would not violate Delaware law if enacted. Bebchuk's complaint additionally seeks an injunction requiring CA to withdraw its April 21 no-action request, and ordering CA to refrain from taking any other action designed to contest the legality of the proposed bylaw under Delaware law.

II.

Ripeness, the simple question of whether a suit has been brought at the correct time, goes to the very heart of whether a court has subject matter jurisdiction.[6] As such, the court has a positive duty to raise this issue on its own motion, even if neither party objects to the court's exercise of power over the case.[7] Because of its importance, ripeness is a doctrine common to both federal and state

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[4] *Id.* at Ex. 3.
[5] CA, Inc., SEC No-Action Letter, 2006 WL 1547985, at *1 (June 5, 2006). The SEC staff's position is based on the pendency of this lawsuit.
[6] 15 JAMES WM. MOORE ET AL., MOORE'S FEDERAL PRACTICE ¶ 101.70[1] (3d ed. 2006).
[7] *Id.* at ¶ 101.73[2].

courts. The United States Supreme Court, for example, subjects issues of ripeness to a two-part test. First, the court should consider whether the issue before it is "fit" for review,[8] taking into account whether the claim depends on uncertain and contingent events that may not occur as anticipated, or may not occur at all.[9] In other words, a court should consider the finality of the issue presented for review and the extent to which resolution of the matter will depend on facts not yet developed.[10] Second, a court should consider the hardship to the parties of withholding the court's judgment.[11]

The Delaware courts have announced justiciability rules that closely resemble those followed at the federal level. In *Stroud v. Milliken Enterprises Inc.*,[12] the Delaware Supreme Court held that Delaware courts do not rule on cases unless they are "ripe for judicial determination," consistent with a well established reluctance to issue advisory or hypothetical opinions.[13] As the *Stroud* court explained:

> "[T]o the extent that the judicial branch contributes to law creation in our legal system, it legitimately does so interstitially and because it is required to do so by reason of specific facts that necessitate a judicial judgment." Whenever a court examines a matter where facts are not

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[8] *Id.* at ¶ 101.76.
[9] *Id.* at ¶ 101.76[1][a].
[10] *Id.*
[11] *Id.* at ¶ 101.76[2].
[12] 552 A.2d 476 (Del. 1989).
[13] *Id.* at 479-80.

> fully developed, it runs the risk not only of granting an incorrect judgment, but also of taking an inappropriate or premature step in the development of the law.[14]

Especial caution is appropriate, the court noted, in matters that raise "novel and important [issues] to Delaware Corporate law."[15] To engage those subjects when the dispute is not yet in a "concrete and final form" not only risks an improvident or premature decision, but also wastes judicial resources.[16] Thus, the court observed, a ripe dispute is one where litigation "sooner or later appears to be unavoidable," and one in which "the material facts are static."[17] This "common sense" approach requires the court to decide whether the interests of those who seek relief outweigh the interests of the court and of justice in "postponing review until the question arises in some more concrete and final form."[18]

On the basis of those principles, this court has twice held that cases very similar to the present case were unripe. In *Diceon Electronics, Inc. v. Calvary Partners, L.P.*,[19] a board of directors in the midst of a takeover battle with an investment fund[20] sought consideration of a director qualification bylaw in advance

---

[14] *Id.* at 480 (quoting *Schick Inc. v. Amalgamated Clothing and Textile Workers Union,* 533 A.2d 1235, 1239 (Del. Ch. 1987)).
[15] *Id.* at 480.
[16] *Id.* at 481.
[17] *Id.*
[18] *Id.* at 480 (*citing Cont'l Air Lines, Inc. v. C.A.B.*, 522 F.2d 107, 124-25 (D.C. Cir. 1975)).
[19] 1990 Del. Ch. LEXIS 209 (Del. Ch. Dec. 27, 1990).
[20] Calvary Partners hoped to enact a strict director qualification bylaw under which a majority of the Diceon board would be disqualified, and then planned to run a proxy contest to replace the board with its own candidates.

of the corporation's annual meeting. The court recited the ripeness standard set forth in *Stroud*, and found neither any reason to believe that the validity issue would inevitably arise, nor any compelling justification to rule in advance of the adoption.[21] Crucially, the court held that "despite Diceon's contrary assertion, its shareholders do not need an adjudication of the by-law proposal's validity in order to cast an informed vote. The requisite information can be provided by the parties themselves, by disclosing in their proxy materials their respective positions concerning the legality of the proposal."[22]

To the same effect is *General DataComm Industries v. Wisconsin Investment Board*,[23] which, relying heavily on *Diceon* as well as *Stroud*, declined to expedite a ruling on the validity of a bylaw, banning the repricing of options, that was proposed for consideration at a corporation's upcoming annual meeting.[24] The court found the question presented by the case to be difficult enough to be "worthy of careful consideration,"[25] and perceived no overriding reason to prematurely exercise its authority. Just as in *Diceon*, the stockholders would be able to cast an informed vote as to the proposal, and if the bylaw passed, its validity could easily be adjudicated later.[26]

---

[21] *Diceon*, 1990 Del. Ch. LEXIS 209 at *6-7.
[22] *Id.* at *7.
[23] 731 A.2d 818 (Del. Ch. 1999).
[24] *Id.* at 818-19.
[25] *Id.* at 821.
[26] *Id.* at 820 (*citing Diceon*, 1990 Del. Ch. LEXIS 209, at *8).

The facts in this case present an equally clear example of an unripe action. The key event necessary to vest jurisdiction in this court is the adoption of the proposed bylaw. As in *General DataComm* and *Diceon*, however, that event may never occur. Indeed, even if Bebchuk maintains his campaign to the end, the proposed bylaw faces a challenging stockholder vote. If Bebchuk is victorious, and CA maintains its belief that the bylaw is illegal, and manifests that belief by some concrete act, then there will be a ripe dispute capable of judicial resolution. As this court observed in *General DataComm*, "where no irreparable harm is threatened, prudence dictates that judicial action regarding whether the [bylaw] is valid should await an affirmative stockholder vote."[27]

In response to the court's questioning at oral argument, the parties responded to this rather obvious jurisdictional infirmity by claiming that Bebchuk suffered some injury, and therefore this action became ripe, when CA announced its intention under SEC Rule 14a-8[2] to exclude the proposed bylaw from the company's proxy materials. But that is flatly not the case. The SEC has already refused to issue a no-action letter blessing CA's choice to exclude the proposal, citing the pending litigation. If CA persists in its belief that it is entitled to exclude the bylaw from the proxy materials, then Bebchuk has full access to the

[27] 731 A.2d at 820.

administrative remedy of SEC review, and recourse to the federal courts, to enforce his right to place the proposal on the ballot.[28]

If the bylaw in question would inevitably be adopted in the proposed form,[29] or was obviously invalid,[30] the court might be more likely to act now. But nothing on the record suggests either of those things. Absent some kind of precommitment among the stockholders to vote for the bylaw, the court cannot possibly know whether the bylaw will be adopted at the annual meeting. There is equally no reason to believe that this bylaw is obviously invalid, in the way that an attempt to adopt a bylaw that abolishes the board of directors, or, as was suggested at oral argument, attempts to force the board to meet only at the North Pole in the dead of winter, would be. On those unrealistic facts, the court might well feel compelled to exercise its discretion in advance of a vote in an effort to curb a wasteful proxy process. But that is not the situation here.

---

[28] SEC no-action letters are not subject to judicial review because they are not orders of the Commission. *See* JAMES D. COX, ROBERT H. HILLMAN, AND DONALD C. LANGEVOORT, SECURITIES REGULATION 12 (2001). However, an aggrieved stockholder may seek inclusion of a proposal wrongfully left out of a company's proxy materials by appealing the staff's decision to the Commission, or by exercising its implied private right of action under Rule 14a-8 to challenge the exclusion in federal court. *See Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416 (D.C. Cir. 1992).

[29] *Diceon*, 1990 Del. Ch. LEXIS 209, *7 at n.3.

[30] *Id.* at *5-6 (discussing the question of whether a court may rule on the validity of a bylaw that is "facially invalid" before it is enacted).

Rather, just as in *Stroud* and its progeny, the factual context in this case could be of the utmost importance.[31] The excellent briefs of the parties and the court's own review of the divergent authorities concerning the validity of stockholder bylaws which limit a board of director's exercise of one of its powers reveal both that the legal issue in this case is fraught with tension and that any number of facts which might arise in the future could determine the course of this case as well as the court's analysis of this particular bylaw's validity. From a purely legal standpoint, it is not necessarily clear that a bylaw limiting the duration of a board-authorized rights plan to one year is either facially illegal as an unauthorized impingement upon the board's powers under the DGCL or an unreasonable intrusion into the board's exercise of its fiduciary duties. The question of facial illegality would require the court to determine whether, among other things, stockholders may use their power to adopt bylaws to impose *any* limitation on a board's power by a

---

[31] *Centaur Partners IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) is not to the contrary. There, the Delaware Supreme Court observed, in the context of deciding whether an insurgent stockholder seeking to adopt a bylaw needed 50.1% or 80% affirmative consents under a corporation's bylaws and certificate of incorporation, that even if the stockholder succeeded in passing the bylaw, it would be invalid. Although that case provides support for the proposition that this court may, in some circumstances, address issues of a bylaw's validity in advance of its adoption, the issue of ripeness was not raised in *Centaur Partners*. Moreover, the Supreme Court concluded that the bylaw proposal there in question, which, among other things, excluded its amendment or repeal by the board of directors, was clearly inconsistent with the provision of the company's certificate of incorporation that granted to the board of directors the power to make, amend, or repeal bylaws. Here, as in *General DataComm* and *Diceon*, the issue presented is less clear, and the court concludes that, applying normal prudential standards, the issue presented is not ripe for adjudication.

simple resolution to adopt a rights plan, which, as our courts have recognized, is itself a device to alter power arrangements within the corporation.[32] It is clearly established that section 157 of the DGCL empowers boards of directors to adopt rights plans.[33] It is less clear that the exercise of that power can never be the subject of a bylaw, whether enacted by the board of directors or by the stockholders.[34] Furthermore, the question of whether a bylaw unduly restricts the ability of a board of directors to exercise its fiduciary duties can only be examined in the context of an enacted bylaw that is said to actually threaten the board's ability to discharge its obligations to the corporation and its stockholders. Here, it is useful to remember, the proposed bylaw would allow the CA board to amend or repeal it by a unanimous vote. Presumably, only a divided board of directors would fail to repeal a bylaw that substantially and improperly impeded it in discharging its fiduciary duties. At a minimum, the issue of the legality of the proposed bylaw is an important, undecided one for which, as the *Diceon* court said, "there is no compelling justification to rule in advance of its adoption."[35]

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[32] As Chancellor Allen observed in *Paramount Commc'ns Inc. v. Time Inc.*, 1989 Del. Ch. LEXIS 77, *88 n.22 (Del. Ch. July 14, 1989), a stockholder rights plan is "a control mechanism and not a device with independent business purposes."
[33] *Moran v. Household Int'l, Inc.*, 500 A.2d 1346 (Del. 1985).
[34] *See, e.g., Frantz Mfg. Co. v. EAC Indus.*, 501 A.2d 401 (1985) (holding that stockholder bylaws which, *inter alia*, required stockholder approval for indemnification of directors were valid under Delaware law); *Unisuper Ltd. v. News Corp.*, 2005 Del. Ch. LEXIS 205 (Del. Ch. Dec. 20, 2005) (holding that a contractual restriction on the board's right to issue a poison pill was permissible under Delaware law).
[35] 1990 Del. Ch. LEXIS 209, at *6-7.

It is also the case that future factual developments could heavily influence the shape of any future litigation of this dispute. Most obviously, the CA stockholders might reject the proposed bylaw. Alternatively, CA and Bebchuk might, for example, come to an agreement by which the CA board adopts some restriction on the board's right to issue a poison pill, just as the dueling parties did in *Unisuper Limited v. News Corp.*[36] Or, by the time this case ripens into a justiciable controversy, the operative issue might be whether a board may repeal a bylaw enacted with the express purpose of limiting its own power.[37]

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[36] 2005 Del. Ch. LEXIS 205. *Cf. Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281 (Del. 1998) (holding that a slow-hand pill adopted by the board of directors is an invalid restriction on the board's fiduciary duties under Section 141(a)). CA essentially conceded at oral argument that even if the language of section 157 is read in the way it proposes, to mean that the terms of a rights issue must be within the sole discretion of the board of directors, the proposed restriction on the board proposed here would be permissible under that section if adopted pursuant to a board resolution.

[37] *See, e.g.*, RODMAN WARD, EDWARD P. WELCH, & ANDREW TUREZYN, FOLK ON THE DELAWARE GENERAL CORPORATION LAW, § 109.7 (2005 ed.) ("The Court of Chancery has noted that the question of whether a stockholder-approved bylaw may be repealed by a board of directors with authority to amend the bylaws has not been clearly answered by a Delaware Court."); *see also General DataComm*, 731 A.2d at 821 (noting, in the context of a motion for expedited proceedings, that "the question of whether a stockholder-approved bylaw may be repealed by a board of directors with such authority has not clearly been answered by a Delaware Court. However, the Supreme Court's decision in *Centaur Partners* and the views of a learned commentator [Hamermesh] suggest that the affirmative answer may be the correct one."); *American Int'l Rent a Car, Inc. v. Cross*, 1984 Del. Ch. LEXIS 413 (Del. Ch. May 9, 1984) ("If a majority of American International's stockholders in fact disapproved of the Board's amendment of the bylaw, several resources were, and continue to be, available to them. They could vote the incumbent directors out of office. *Alternatively, they could cause a special meeting of the stockholders to be held for the purpose of amending the bylaws and, as part of the amendment, they could remove from the Board the power to further amend the provision in question.*")(emphasis added).

The epilogues to both the *Diceon* and *General DataComm* matters are instructive in this regard. Diceon was able to announce soon after this court refused to hear its challenge to the proposed bylaw that its stockholders had overwhelmingly rejected the insurgent's proposal at its annual meeting.[38] On February 4, 1999, in contrast, the General DataComm stockholders approved the disputed stock option repricing bylaw.[39] Rather than return to this court for adjudication of their dispute, the General DataComm board chose to accept the stockholder's mandate, and thereby acquiesced to the bylaw's enactment. It still forms part of Chapter VII of that corporation's bylaws and operates to limit the board's powers under section 157.[40] In both cases, deciding the legal question in advance of the bylaw's adoption would have been a grave error, because no cognizable dispute ever arose between the parties that initially sought adjudication of their unripe claim. Similarly, the court cannot be expected to guess whether or how the dispute in this case might eventually crystallize, and to announce a sweeping legal rule, which addresses all those possibilities, in advance of that final disposition.

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[38] Dean Takahashi, *Takeover Bid Defeated,* L.A. TIMES, Jan. 29, 1991, at D5.

[39] General DataComm, Additional Definitive Proxy Soliciting Materials and Rule 14(a)(12) material (Form 14A), at 1 (Feb. 8, 1999).

[40] General DataComm, Annual Report (Form 10-K) (Feb. 2, 2004) (*incorporating* General DataComm, Current Report (Form 8-K) (Sept. 19, 2003)).

Deciding the question posed in this case now, therefore, would prematurely resolve a highly contentious and important matter before the court knows what pertinent facts might develop in the future. Worse, that ruling would validate the extraordinary idea that this court must immediately rule on the legality of any stockholder proposal just as soon as a stockholder has satisfied the SEC's minimal requirements for making such a proposal, and before the bylaw has even been enacted. As this court observed in *General DataComm*, one end result of that decision would be to turn this court into a sort of administrative venue for "shaping" the proxy materials of Delaware corporations.[41] Moreover, deciding this case now would mean that the fundamental issue of ripeness turned on the artificial pivot of whether a corporation is public or private. "But for" the fact that CA is regulated by the SEC, the parties would have no argument at all that there is any live legal dispute in this case. Rather, the plaintiff would be in the same position as any other stockholder with a proposed, but as yet unadopted, bylaw. That is to say, Bebchuk would utterly lack standing on ripeness grounds. The conflation of federal regulation and state corporate law the parties in this case would like the court to adopt is unsupported by our precedent.

[41] 731 A.2d at 821-22.

III.

In sum, this case is unripe because the relevant events requiring the court's review may never occur, and the facts on which the court's resolution of this highly important, and unsettled, matter may change. In that context, the court runs a high risk of ruling improvidently. Absent some compelling reason to take that risk, the well established doctrine of ripeness requires this court to refuse jurisdiction over the case at hand, and to refrain from issuing a purely advisory opinion on an ill developed record. Therefore, the request for declaratory relief, as now framed, is DENIED without prejudice. Because the action may yet ripen into a justiciable controversy, the court will refrain from dismissing the complaint at this time, pending future developments, unless the plaintiff chooses to proceed in some other fashion. IT IS SO ORDERED.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 29, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Farmer Bros. Co.
Incoming letter dated July 27, 2006

The proposal relates to a shareholder resolution determining that the company's current directors have not met the applicable standard of conduct for indemnification established under state law in connection to any "threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ('SEC'), whether civil, criminal, administrative or investigative" concerning the company's failure to "register and otherwise comply with the Investment Company Act of 1940..."

There appears to be some basis for your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(2). We note that, in the opinion of your counsel, implementation of the proposal would cause Farmer Bros. to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Farmer Bros. omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Farmer Bros. relies.

Sincerely,

Ted Yu
Special Counsel